UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GRAFTECH INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-13888	27-2496053
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

982 Keynote Circle
Brooklyn Heights, Ohio 44131
(Address of Principal Executive Offices, including Zip Code)

Quinn J. Coburn
Vice President and Chief Financial Officer
216-676-2000
(Name and telephone number, including area code, of the person to contact in connection with this filing)

Check the appropriate box below to indicated the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of GrafTech International Ltd. (“GTI“ or the “Company”) is filed pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016.
Reasonable Country of Origin Inquiry: GTI determined that during 2016, only one (1) conflict mineral, tungsten, was contained in a product that was manufactured or contracted for manufacture by the Company or any of its subsidiaries that was necessary to the functionality or production of that product. The product was manufactured by a subsidiary of the Company and the tungsten contained in the product was supplied by a single supplier.
The Company asked the supplier to provide country of origin information, which they did by supplying a written statement that they do not source conflict minerals from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and a completed Conflict Minerals Reporting Template (Revision 4.01b, November 16, 2015) developed by the Conflict-Free Sourcing Initiative. The supplier has verified they have implemented due diligence measures and review their supplier information against their conflict mineral sourcing expectations. Thus, based on the supplier’s response to our reasonable country of origin inquiry, we have determined that our necessary conflict mineral did not originate in the Covered Countries.
A copy of this Form SD is publicly available at www.graftech.com. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

GRAFTECH INTERNATIONAL LTD.

Date: May 30, 2017	By:	/s/ Quinn J. Coburn
Quinn J. Coburn Vice President and Chief Financial Officer